Western Digital Corporation 3355 Michelson Drive, Ste. 100 Irvine, CA 92612 Tel: 949.672.7000

October 20, 2011

VIA EDGAR AND BY HAND DELIVERY

CONFIDENTIAL TREATMENT REQUESTED BY WESTERN DIGITAL CORPORATION

PURSUANT TO FOIA RULE 83

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Kathleen Collins, Accounting Branch Chief

Re:	Western Digital Corporation

Form 10-K for the Fiscal Year Ended July 1, 2011

Filed on August 12, 2011

File No. 001-08703

Ladies and Gentlemen:

We received your letter dated October 5, 2011 (the “Letter”), setting forth additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in bold prior to the response to such comment.

Form 10-K for the Fiscal Year Ended July 1, 2011

Management’s Discussion and Analysis of Financial Condition and Results of

Operations, Liquidity and Capital Resources, page 46

1.	We note your response to our prior comment 1 and the proposed disclosure that you intend to include in your next Form 10-Q. Although the company does not expect the geographic location of its cash and cash equivalents to have a material effect on your overall liquidity or capital resources, the Staff continues to believe it is important for investors to know the specific amount of cash held overseas. In this regard, we do not believe your reference to a “significant majority” appropriately conveys the monies that are available to fund domestic operations such as payment of dividends, corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. Please review your disclosure to include the specific amount of cash and cash equivalents held overseas or explain further to us why you believe such disclosure is not appropriate.

Response:

In response to your request above, the Company will revise its disclosure in future filings as follows:

We had cash and cash equivalents of $3.5 billion at July 1, 2011 and $2.7 billion at July 2, 2010, of which $3.0 billion at July 1, 2011 and $2.0 billion at July 2, 2010 was held outside of the United States. Substantially all of the amounts held outside of the United States are intended to be indefinitely reinvested in foreign operations. Our current plans do not anticipate that we will need funds generated from foreign operations to fund our domestic operations. In the event funds from foreign operations are needed in the United States, any repatriation could result in the accrual and payment of additional U.S. income tax.

We anticipate including such language in our Form 10-Q filing for the quarter ended September 30, 2011.

Confidential Treatment Requested by Western Digital Corporation Pursuant to FOIA Rule 83

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Item 8. Financial Statements and Supplementary Data

Note 5. Legal Proceedings, page 58.

2.	You indicate in your response to prior comment 3 that one of the factors that prevent the company from providing an estimate of reasonably possible losses is that damages may not be specified by plaintiffs. This fact does not, in and of itself, justify that the reasonably possible loss or range of loss cannot be estimated. Please confirm if, in such cases, you consider past experience, legal advice, etc., that may still provide sufficient insight into developing the reasonably possible loss or range of loss before determining that a reliable estimate cannot be made.

Response:

The Company confirms that, in cases in which damages are not specified by plaintiffs in a legal proceeding, the Company considers, among other relevant factors, past experience and the input of internal and outside legal counsel concerning potential damages to determine if sufficient factors exist to enable the Company to develop a reasonably possible loss or range of loss with respect to the matter before determining that a reliable estimate cannot be made.

3.	Additionally, you also indicate that considerable uncertainty remains after trial or arbitration commences or has been completed but no decision has been rendered as uncertainties about the perceived credibility of witnesses, the unpredictability of the decision-maker or jury and the potential for post decision motions remain present. Please note that ASC 450 does not require estimation with precision or certainty. Accordingly, the reasonably possible range of loss should still be provided in such cases, unless other factors exist which prevent you from establishing a reasonable estimate. In this regard, please tell us why you were unable to establish a reasonable estimate of a reasonably possible loss for the pending legal matter with Seagate Technology LLC.

Response:

The litigation contingencies accrual recorded by the Company during the fourth quarter of 2011 included losses that the Company determined were probable with respect to the pending legal matter with Seagate Technology LLC. Consistent with ASC 450-20-50, the Company has not disclosed the amount of this accrual because it determined that such disclosure was not necessary for its financial statements not to be misleading. The Company also did not disclose an amount or range of reasonably possible losses in excess of the amounts accrued with respect to this matter because, at the time of filing the Company’s Form 10-K, the Company determined that it could not reasonably estimate an amount or range of such reasonable possible losses.

[REDACTED – CONFIDENTIAL TREATMENT REQUESTED BY WESTERN DIGITAL CORPORATION PURSUANT TO FOIA RULE 83]

Given the Company’s judgment about the uncertainties associated with the factors considered by it, the Company made a determination that it could not establish a reasonable estimate, even without precision, of a reasonably possible loss or range of loss in excess of amounts accrued for this pending legal matter.

Confidential Treatment Requested by Western Digital Corporation Pursuant to FOIA Rule 83

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We appreciate the Staff’s comments and request that the Staff contact the undersigned at 949-672-7403 (telephone) or Wolfgang.Nickl@wdc.com (e-mail) with any questions or comments regarding this letter.

Respectfully submitted,
Western Digital Corporation

By:	/s/ Wolfgang U. Nickl
Name:	Wolfgang U. Nickl
Title:	Senior Vice President and Chief Financial Officer

cc: Robert Plesnarski, Esq., O’Melveny & Myers LLP